Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 26, 2017

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Re:	AP Gaming Holdco, Inc.
Draft Registration Statement on Form S-1
Submitted April 14, 2017
CIK No. 1593548

Dear Ms. Long:

On behalf of AP Gaming Holdco, Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Registration Statement as originally submitted with the Securities and Exchange Commission (the “Commission”) on April 14, 2017.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated May 11, 2017 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein (the “Prospectus”).

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please consistently order numerical data presented in tabular and narrative format throughout your document. Please refer to SAB Topic 11:E for guidance.

The Company acknowledges the Staff’s comment and has revised the presentation of the numerical data included in the Prospectus in response to the Staff’s comment.

2.	Please identify your lead underwriter(s) in your next amendment to your registration statement on Form S-1. See Item 501(b)(8) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of Amendment No. 1.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

4.	We note references, particularly in the Summary and Industry sections of your prospectus, to reports prepared by Eilers & Krejcik, LLC and PricewaterhouseCoopers as your source for statistical, qualitative and comparative statements of market size, share, and expected growth rates, and other industry data contained in your prospectus. For each reference, please provide us with copies of these reports, appropriately marked to highlight the sections you rely upon. Please also tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit. See Rule 436 of Regulation C of the Securities Act of 1933.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

The Company acknowledges the Staff’s comment and will distribute separately to the Staff today support for the industry data contained in the Prospectus. The Company did not commission any reports for industry data contained in the Registration Statement.

5.	Please provide information about the location and character of your physical properties, as required by Item 102 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 109 of Amendment No. 1.

Prospectus Summary, page 1

Company and Products Overview, page 1

6.	Please revise your disclosure to ensure that your summary is balanced and gives equal prominence to the risks and challenges you face. For example, you should address the amount of and the limitations presented by your indebtedness and your history of operating losses.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 11 and 12 of Amendment No. 1.

7.	Please reconcile your disclosure here that your operations began in 2005 when you were founded with your disclosure in the Timeline on the inside front cover page that AGS’s historical gaming assets began in 2001.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the revised Timeline infographic in Amendment No. 1.

Developments & Acquisitions, page 3

8.	You state in the fourth bullet point on page 4 that Dex S is the “first true alternative for casino operators” and in Table Products on page 88 your belief that casino operators currently have no alternative in the marketplace to Dex S. We note, however, numerous alternative automatic professional card shufflers on the marketplace and your disclosure on page 84 of competing shuffler products. Please revise to explain what distinguishes the Dex S from other card shufflers.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 102 of Amendment No. 1.

The Reclassification, page 11

9.	Please revise your disclosures for the changes to your common stock to clarify when the changes will be made (i.e., prior to effectiveness of the Form S-1 or prior to the closing of the IPO and after the effectiveness of the Form S-1). Please address this comment throughout the Form S-1.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 11 of Amendment No. 1.

Risk Factors, page 18

10.	Please provide an independent risk factor discussing your history of operating losses and the possibility of continued operating losses.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 23 of Amendment No. 1.

Use of Proceeds, page 46

11.	Please expand your disclosures to provide additional clarity about the nature of the fees and expenses related to this offering you intend to pay with the proceeds, including whether the fees and expenses have been incurred and included in your historical consolidated financial statement and the amount.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 47 of Amendment No. 1.

12.	We note your disclosure on page F-27 that the Amaya Seller Note with a carrying value of $13 million as of December 31, 2016, is required to be repaid in the event of a public equity offering resulting in aggregate proceeds greater than $10,000,000.00. Please include the repayment of this note, and any other indebtedness to which you intend to apply proceeds, including the interest rate and maturity, as part of your use of proceeds. See Instruction 4 to Item 504 of Regulation S-K.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

The Company acknowledges the Staff’s comment and informs the Staff that all amounts outstanding under the Amaya Seller Note were repaid, and the note was terminated, on June 6, 2017. As a result, the Company has not added disclosure regarding the Amaya Seller Note in this section of the Prospectus.

13.	You disclose that proceeds remaining after payment of fees and expenses related to this offering will be used for “general corporate purposes.” Please clarify how you intend to use the proceeds of this offering. In the alternative, please disclose if you have no current specific plans for the proceeds and state the principal reasons for the offering. See Item 504 of Regulation S-K. Please update your Offering table on page 14 accordingly.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 47 of Amendment No. 1.

Selected Historical Consolidated Financial and Other Data, page 51

14.	Please include fiscal years 2012 and 2013 in accordance with Item 301 of Regulation S-K. In this regard, we note your initial registration statement under the Exchange Act included fiscal year 2012 audited financial statements.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 54 and 55 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Acquisitions and Divestitures, page 55

15.	Please disclose the aggregate amount of consideration paid for Cadillac Jack.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 59 of Amendment No. 1.

Results of Operations, page 57

16.	Please expand your analyses provided for all periods presented at the consolidated and segment levels to quantify the impact each material factor had on the line item discussed. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 60–80 of Amendment No. 1.

17.	Please expand your discussion of the impact the acquisition of Cadillac Jack had on your gaming operations revenues to disclose the number of units Cadillac Jack added to the EGM installed base for each period presented, including at the acquisition date.

While the Company acknowledges the Staff’s comment, the Company has not expanded its discussion regarding the Cadillac Jack EGM installed base subsequent to the acquisition date. The Company respectfully notes that it has disclosed the 10,500 units purchased in the Cadillac Jack acquisition at May 29, 2015. The EGM installed base of Cadillac Jack consisted of units installed in the USA (i.e. domestic) and Mexico. Soon after the acquisition, the Company combined the key performance indicators of Cadillac Jack’s EGM installed base with the Company’s existing EGM installed base. In fiscal 2015, as the operations of Cadillac Jack were integrated with the operations of the Company, the Company separately maintained the general ledger of Cadillac Jack, which tracked the revenues and expenses related to its legacy business. As of January 1, 2016, the general ledger for Cadillac Jack operations was combined with that of the Company. As a result, the Company does not track and report the EGM installed base separately for the installed base of Cadillac Jack as it has been combined and managed together with the installed base of the Company.

18.	Please expand your discussion and analysis of your operating results to include an analysis of the decline in EGM revenue from Native American tribal customers resulting in a decrease to profit margins. Please refer to your disclosures on page 30.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 60, 63, 74, 75 and 76 of Amendment No. 1.

19.	Please expand your analysis of cost of equipment sales to disclose the number of older generation gaming machines sold in the secondary markets for each period presented. Please include an analysis of this line item for fiscal year 2015 as compared to fiscal year 2014.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 61 of Amendment No. 1.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

20.	Please provide a more comprehensive analysis of the 27.3% increase in the EGM segment’s gaming operations revenue. In this regard, we note that total installed base increased 8.3% with total revenue per day declining 5.3%.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 75 of Amendment No. 1.

Liquidity and Capital Resources, page 69

21.	Please disclose the current amount of unused borrowing capacity available under your revolving credit facility without violating any debt covenants.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 82 of Amendment No. 1.

22.	Please disclose the actual ratio for the financial debt covenant.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 82 of Amendment No. 1.

23.	Please disclose your expected capital expenditures, including the nature of the expenditures, and research and development expenditures for 2017. Refer to Item 303(a)(2)(i) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 81 of Amendment No. 1.

24.	Please expand your analysis of operating cash flows to include an explanation for the material increase in accounts payable and accrued liabilities positively impacting your operating cash flows for fiscal year 2016.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 84 of Amendment No. 1.

25.	We note that several of your risk factors highlight the fact that the terms of your existing debt may limit your ability to borrow additional funds as needed. If material, please elaborate on the terms of these restrictions under the credit facility, PIK Notes or other material indebtedness.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 82 of Amendment No. 1.

Critical Accounting Estimates, page 72

26.	Please substantially revise all of your identified critical accounting estimates to provide more company-specific descriptions of the assumptions and judgments made for each of the areas presented. Please also provide disclosures that discuss the facts and circumstances that could result in a reasonably possible, material change in the assumptions and judgments along with a description of the impact the change would have to your consolidated financial statements. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 86–93 of Amendment No. 1.

Revenue Recognition, page 73

27.	Please provide disclosure for your analysis of the material terms of your leasing arrangements and the authoritative literature in ASC 840-10-25-43, ASC 840-10-25-1, and ASC 840-10-25-42 that led to your conclusion all of your leasing arrangements met the requirements for operating lease accounting.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the authoritative literature referenced in the Staff’s comment and presents the relevant conclusions and documentation in its revenue recognition policy in Note 1 to its consolidated financial statements.

Property and Equipment, page 75

28.	Please disclose whether any of your asset groups were assessed for recoverability during fiscal year 2016 and subsequent, including the carrying value of any asset groups assessed and a description of the asset groups.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 88 of Amendment No. 1.

29.	Please disclose the extent to which the fair value of the American Gaming Systems trade name exceeded its carrying value as of the most recent testing date.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 90 of Amendment No. 1.

30.	We note your disclosures on pages 7, 10, 83 and 93 regarding the potential Brazilian market, including the development of a library of games and the new ALORA cabinet that will be exclusive for this market. Please disclose the carrying value of the assets recognized as of the most recent balance sheet date along with how you determined that these assets are not impaired. In this regard, there does not appear to be any developments for an expanded gambling market in Brazil since December 2015.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no assets relating to the gaming market in Brazil were recognized as of any period presented. The Company has implemented a plan to enter the gaming market in Brazil by forming strategic alliances in Brazil. Additionally, the Company has contracted to have a team develop a library of game themes for Brazil. The Company has also designed a cabinet for the Brazilian market and has made prototypes of the cabinet, but has not yet built any production units. As the Company’s plans for Brazil are in the beginning stages, the Company has incurred an immaterial amount of costs in connection with these plans, none of which has been capitalized.

Goodwill, page 77

31.	We note that both your Table Product and Interactive reporting units have reported increasing adjusted losses before interest taxes, depreciation and amortization for all periods presented. Please expand your disclosures to bridge the gap between these two reporting units’ historical results and your conclusion that the fair value of the reporting units exceeds the carrying values by a significant amount and 22%, respectively. In this regard, we note you estimate fair value using discounted cash flows.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 91 of Amendment No. 1.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

Quantitative and Qualitative Disclosure about Market Risk, page 79

Interest Rates, page 79

32.	We note that as of December 31, 2016, approximately 71% of your debt accrues interest on variable rates once the LIBOR rate exceeds 1%. Accordingly, please revise disclosure to include quantitative information in one of the formats outlined in Item 305 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 93 of Amendment No. 1.

Industry, page 81

33.	We note your disclosures regarding the potential Brazilian market. Please expand your disclosures to include the carrying value of assets and/or liabilities recognized for the most recent balance sheet date and the amount of costs incurred for each period presented related to your preparations and implemented plan for the potential market. Please also provide the current status of the potential expanded gambling market.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no assets relating to the gaming market in Brazil were recognized as of any period presented. The Company has implemented a plan to enter the gaming market in Brazil by forming strategic alliances in Brazil. Additionally, the Company has contracted to have a team develop a library of game themes for Brazil. The Company has also designed a cabinet for the Brazilian market and has made prototypes of the cabinet, but has not yet built any production units. As the Company’s plans for Brazil are in the beginning stages, the Company has incurred an immaterial amount of costs in connection with these plans, none of which has been capitalized. The Company believes that the costs incurred to date relating to its plans for Brazil are not material.

The Company continues to monitor the status of the market in Brazil, which continues to be volatile due to several on-going local political issues. The plans and proposals for a gaming market have not changed significantly from those disclosed in the Prospectus. The timing of final approvals and implementation of the required legislation continues to remain unknown at this time.

34.	Please update to elaborate on your business operations that involve the sale of gaming machines and systems into the secondary market.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

The Company acknowledges the Staff’s comment and respectfully advises the Staff that sales of used gaming equipment have historically not been a significant or strategic part of the Company’s business. Significant sales of used gaming machines into secondary markets took place in 2016, as the Company replaced certain older gaming equipment with equipment it purchased in the Cadillac Jack acquisition. Such level of sales is not expected to recur. Prior to that, in 2015 and 2014, the Company sold equipment in limited instances, on a case by case basis. These sales were primarily driven by the needs and desires of the Company’s customers or based on unique events and circumstances. The Company believes that the occasional sales of used gaming machines that have taken place historically are not significant. The Company will continue to monitor this part of its business and will update its future disclosures if the nature of the machine sales materially changes.

35.	Please provide the financial information about geographic areas called for by Item 101(d) of Regulation S-K, or provide a cross-reference to Note 15 of your Consolidated Financial Statements.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 99 of Amendment No. 1.

Research and Development, page 97

36.	Please disclose amounts spent during each of the last three fiscal years on company-sponsored research and development activities. See Item 101(b)(xi) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 111 of Amendment No. 1.

Seasonality, page 98

37.	Please reconcile disclosure here that your business is not materially impacted by seasonality with disclosure on page 28 that your operating results are typically higher in quarters one and two due primarily to seasonality of player demand.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 113 of Amendment No. 1.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

Code of Business Conduct and Ethics, page 103

38.	Please remove your reference to www.chuckecheese.com/.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 119 of Amendment No. 1.

Compensation Discussion and Analysis, page 104

Summary Compensation Table, page 104

39.	Please provide narrative disclosure of the material terms of each grant of option awards, such as the date of and conditions to exercisability. See Item 402(o)(4) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 120-121 of Amendment No. 1.

40.	Please provide narrative disclosure of the material terms necessary to understand how specific amounts of non-equity plan compensation awards were determined during the last completed fiscal year. See Item 402(o)(5) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 120-121 of Amendment No. 1. Securityholders Agreement, page 130.

Securityholders Agreement, page 117

41.	We note the Securityholders Agreement contemplates the operation of Class A and Class B shares. Please clarify here the impact of the reclassification on the Securityholders Agreement.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 135 of Amendment No. 1.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

Description of Material Indebtedness, page 123

Seller Notes, page 125

42.	Please revise to disclose that the Amaya Seller Note must be repaid in the event of a public equity offering resulting in aggregate proceeds greater than $10,000,000.00.

The Company acknowledges the Staff’s comment and informs the Staff that all amounts outstanding under the Amaya Seller Note were repaid, and the note was terminated, on June 6, 2017. As a result, the Company has not added disclosure regarding the Amaya Seller Note in this section of the Prospectus.

Shares Eligible for Future Sale, page 126

43.	Please disclosure the amount of options, warrants and other securities convertible into your common stock that is outstanding. See Item 201(a)(2) Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 144 of Amendment No. 1.

Index to Consolidated Financial Statements, page F-1

44.	We note that you intend to change your capital structure and also effect a stock split. To the extent that you intend to do this prior to effectiveness of the Form S-1, please address the guidance in ASC 505-10-S99-4 (SAB Topic 4:C) to retroactively effect these changes in your equity structure in the balance sheets and ASC 260-10-55-12-55-14 for the presentation of earnings/(loss) per share. Please note that if you revise your financial statements and your disclosures to give retroactive effect to the change in your equity structure, your auditors will need to revise their audit reports. If only a “to-be-issued” report can be presented due to a pending future event, your auditors should include a signed and dated preface to their “to-be-issued” report stating the reason for the “to-be-issued” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditors’ reports would need to be included in the filing prior to effectiveness. Refer to Article 2-02 of Regulation S-X for guidance.

The Company acknowledges the Staff’s comments and agrees to supplement the Registration Statement as required by the Staff’s comment if and when changes in capital structure and/or stock split takes place prior to

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

effectiveness. The Company notes that it has not yet declared a stock split and has not yet set the timing for the stock split.

Report of Independent Registered Public Accounting Firm, page F-2

45.	Please provide a report from PricewaterhouseCoopers LLP that includes the financial statement schedules as part of the responsibility of your management sentence.

The Company acknowledges the Staff’s comment and has obtained a revised report from PricewaterhouseCoopers LLP. Please see page F-21 of Amendment No. 1.

Note 1. Description of the Business and Summary of Significant Accounting Policies, page F-8 Revenue Recognition, page F-9

46.	Please expand your accounting policy for gaming equipment under participation arrangements to address the following:

•	Disclose the length of the participation arrangements.

•	Expand your disclosure to explain what it means to your consolidated financial statements and the recognition of revenue to account for these arrangements as operating leases.

•	Disclose how arrangements that include performance guarantees impact revenue recognition and are accounted for in the consolidated financial statements.

•	Disclose how arrangements that require a portion of the win per day to be set aside and used to fund marketing, advertising, promotions and service are accounted for in the consolidated financial statements.

•	Disclose how you account for the incentives offered (e.g., discounts, free trials, free gaming equipment) for the sale or placement of your products and services.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-28 of Amendment No. 1.

47.	On pages 10 and 93, you disclose that your managing of game title mix across your domestic installed base of participation slot machines contributed $1.9 million in revenue. We further note your disclosure on page 87 that Core tiles are the highest gross earners and represent the majority of your fiscal year 2016 total revenue. Please tell us how managing of your game title mix generated revenues and also link this discussion to your revenue recognition policy for this revenue stream.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

The Company acknowledges the Staff’s comment and advises the Staff that in its revenue recognition policy states that under its participation arrangements the Company receives either revenue based on a percentage of the win per day generated by the gaming equipment or a daily fee. In those arrangements in which the Company receives a percentage of the win per day, the Company will receive more revenue, if a Company machine and related game title are more popular and receive more game play on a casino floor. The Company has disclosed on pages [10] and [93] of Amendment No. 1 that the Company has been improving yield (or in other words “increasing win per day”) by managing its game title mix, which means that the Company has been replacing lower performing games titles with those that perform better. The Company has also replaced the gaming equipment (e.g., cabinets) in some instances to provide more attractive physical hardware that attract the gaming customer. By so doing, the Company has attracted more gaming customers to play its games than previously, which in turn increases win per day.

48.	On page 73, you provide disclosure regarding the judgement required to assess your customer arrangements for multiple deliverables. Further, Cadillac Jack’s revenue recognition accounting policy includes multiple-element arrangements. However, you have not provided an accounting policy for multiple-element arrangements related to revenue recognition. Please address this inconsistency in your disclosures and Cadillac Jack’s stated accounting policies.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-29 of Amendment No. 1.

49.	We note that Cadillac Jack’s stated accounting policy on pages F-50-F-51 account for gaming operations revenue as service revenue rather than as operating leases. However, we did not note a similar accounting policy for the Cadillac Jack arrangements in your audited financial statements. Please help us understand the divergence in your accounting policies and how you addressed this difference upon consolidation of Cadillac Jack’s operations in your consolidated financial statements. In this regard, we did not note an adjustment to the pro forma financial statements included in the Form 8-K filed on August 14, 2015.

The Company respectfully advises the Staff that the revenue arrangements of the Company and Cadillac Jack were substantially the same and there was no significant difference in the accounting policies of the two companies. The Company notes that, similar to the Company’s gaming operations revenue, those of Cadillac Jack consisted of the operation of linked progressive systems and the

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

rental of gaming devices, game content, and the related systems placed with customers. The rental of these devices is accounted for as operating lease arrangements. Since the revenue arrangements of the Company and Cadillac Jack were substantially the same and there was no significant difference in the accounting policies of the two companies, no adjustment to the pro forma financial statements was included in the Form 8-K filed on August 14, 2015.

50.	Please tell us why you have not provided an accounting policy for wide area progressive systems revenues and jackpot payables, which is a revenue recognition policy in Cadillac Jack’s audited financial statements. We also note your disclosure on page 79 regarding wide area progressive jackpot liabilities.

The Company acknowledges the Staff’s comment and notes that prior to the acquisition of Cadillac Jack the Company did not have wide area progressive (WAP) units. Upon the acquisition of Cadillac Jack in May 2015, the Company assumed 58 units, which were included in the approximately 10,500 units of EGM installed base acquired at acquisition. The number of WAP units has continued to decline to just 33 at December 31, 2016. The Company noted the disclosure in the Cadillac Jack audited financial statements and determined that given the small quantity of WAP units and the related immaterial amount of revenues generated by these units, the accounting policy was not significant to the Company.

The Company also notes that of the $12.4 million Other contractual obligations disclosed in the table of Contractual Obligations in Amendment No. 1, wide area progressive jackpot liabilities amount to $1.8 million. This is a de minimis amount, particularly when compared to the Company’s total contractual obligations of $826.4 million, further indicating that WAP units are not material to the Company’s operations.

Receivables, Allowance for Doubtful Accounts, page F-10

51.	Please provide an explanation for the significant increase in the provision (i.e., what are the specific credit concerns on certain receivables referenced on page 20).

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 63 of Amendment No. 1.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

Property and Equipment, page F-11

52.	Please include your policy for costs incurred for renewals and refurbishments that materially extend the life of your property and equipment, or confirm that you do not incur these types of costs.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-30 of Amendment No. 1.

53.	We note that you sell used gaming equipment. Please disclose your accounting policy for your assessment of the residual value of your gaming equipment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not added information on an accounting policy for the residual value of gaming equipment because the sales of used gaming equipment has historically not been a significant or strategic part of the Company’s business. Significant sales of used gaming machines into secondary markets took place in 2016, as the Company replaced certain older gaming equipment with equipment it purchased in the Cadillac Jack acquisition. Such level of sales is not expected to recur. Prior to that, in 2015 and 2014, the Company sold equipment in limited instances, on a case by case basis. These sales were primarily driven by the needs and desires of the Company’s customers or based on unique events and circumstances. The Company believes that the occasional sales of used gaming machines that have taken place historically are not significant. The Company will continue to monitor this part of its business and will update its future disclosures if the nature of the machine sales materially changes.

54.	Please disclose the level you assess impairment of your property and equipment (i.e., what is the lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23-35-25 and example 4 of ASC 360-10-55-35 for guidance.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-31 of Amendment No. 1.

Note 2. Acquisitions, page F-17

55.	Please disclose the material terms of the agreement reached with Amaya regarding the contingent receivable.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-38 of Amendment No. 1.

56.	Please disclose the number of gaming equipment acquired.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-38 of Amendment No. 1.

Note 4. Goodwill and Intangibles, page F-22

57.	Please expand your disclosures for development agreements to include the carrying value of the loans/notes receivables for each period presented and to provide the information required by ASC 310-10-50.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the requirements of ASC 310-10-50 and concluded that the carrying value of loans/notes receivable related to development agreements are not material to the Company’s operations as of the balance sheet dates presented in the Amendment No. 1. The Company further notes that there have been de minimis balances related to development agreements in fiscal years 2015 and 2016. The Company will consider removing any disclosure on developmental agreements in its future filings if their use continues to be de minimis.

58.	For your placement fee arrangements, please disclose the carrying value of asset recognized, where the assets is included in the consolidated balance sheet, and the amount recognized as a reduction of revenue for each period presented.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the carrying value of its recognized placement fee arrangements, the line-item in the consolidated balance sheet of assets in which these placement fee arrangements are recognized, as well as the amount recognized as a reduction of revenue for each period presented are disclosed in Note 4 to the Company’s financial statements. As noted in the Company’s response to comment 57, the Company will consider removing references to development agreements in future filings. The Company will continue, however, to disclose its placement fee arrangements in its future filings.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

Note 7. Stockholders’ Equity, page F-27

59.	Please expand your disclosure for the 108,307 Class B Shares issued to “Management Holder” to disclose what the performance condition is, why you will not recognize compensation expense until the condition is met rather than probable, and the amount of unrecognized compensation expense. Please refer to ASC 718-10-25-20 for guidance.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-47 of Amendment No. 1.

Note 8. Write Downs and Other Charges, page F-28

60.	Please expand your disclosures to provide information required by ASC 820-10-50.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-48 of Amendment No. 1.

Note 11. Share-Based Compensation, page F-29

61.	Please expand your disclosure to state the return on investment that is to be achieved for the market condition to be met.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-50 of Amendment No. 1.

62.	We note your disclosures that the stock options granted include service, market and performance conditions with the performance condition being a qualified public offering, which results in no compensation expense being recognized until this condition is probable. Please disclose the amount of unrecognized compensation expense for these awards. Please also tell us how 108,791 stock options are exercisable as of December 31, 2016, if the performance condition has not been met. If you have granted stock options with differing vesting requirements, please separately present these awards and the required disclosures. Please refer to ASC 718-10-50-2.g. and 50-2.i. for guidance.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-50 of Amendment No. 1.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

The Company notes the Staff’s comment regarding the 108,791 stock options and the Company originally concluded that from a legal standpoint the option holders had the right to exercise their options. The Company notes, however, that a holder of its options cannot benefit from their exercise because there is no market for the Company’s common shares. Consequently, the Company has removed reference to the 108,791 stock options being exercisable in the Company’s revised disclosures.

The Company has assessed the disclosure error above and reviewed the Company’s control procedures to ensure that such errors are identified prior to filing. The Company notes that while the Company reviews it filings for compliance with GAAP disclosure requirements, it failed to recognize that the 108,791 stock options were not technically “exercisable” in accordance with GAAP and therefore should not have been disclosed as such. The Company performed a full assessment of the error and concluded that it was a disclosure error with no impact to the balances recorded. As such the error was deemed to be an immaterial disclosure error, and a control deficiency that does not rise to a level of significant deficiency.

63.	Please provide the disclosures required by ASC 718-10-50 for the share-based awards held by the Cadillac Jack employees, in which you recognized $4.9 million in stock-based compensation during fiscal year 2015.

The Company acknowledges the Staff’s comment and has identified that it has used imprecise language in the Registration Statement to describe the expenses associated with the asset recorded in purchase accounting related to the share-based awards held by the Cadillac Jack employees. This imprecise language has been updated to accurately describe the accounting for the asset and its effect on the consolidated financial statements.

The Company notes that the asset relates to the fair value of stock options held by its employees after the acquisition of Cadillac Jack. These were options to purchase the stock of Amaya, Inc., not the stock of the Company; therefore, they are not subject to ASC 718, but are accounted for as a derivative in accordance with ASC 815-10-55. The employees’ vesting in these stock options was dependent upon their continued employment with the Company through November 2015. As a result, the fair value of these stock options represented an acquired asset to the Company and was recorded in purchase accounting. The Company disclosed $8.3 million as the fair value of the derivative asset acquired by the Company on the date of acquisition in Note 2 to its financial statements. Subsequently, the $8.3 million derivative asset was remeasured at each reporting date and the resulting fair value adjustments of $3.4 million were recorded in write downs and other charges (see Note 8 to the financial statements included in

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

Amendment No. 1 and the Company’s response to comment 60 above). The remaining $4.9 million was recorded as stock-based compensation expense during the period the derivative asset was outstanding. As the vesting period related to these options expired in November 2015, this derivative asset was fully expensed in the year ended December 31, 2015, with no related asset on the balance sheet as of December 31, 2015. The Company has revised Amendment No. 1 disclosure throughout the document to accurately describe this expense as related to the acquired derivative asset.

64.	Please disclose the amount of unrecognized compensation expense for the restricted stock awards in accordance with ASC 718-10-50-2.i.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-50 of Amendment No. 1.

Note 13. Income Taxes, page F-34

65.	We note that you have recognized an indemnification receivable of $16.4 million. Please expand your disclosure to include the corresponding liability recognized and to include the specific facts and circumstances that led to your conclusion that it is probable the indemnification receivable will be realized.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-54 of Amendment No. 1.

Note 14. Commitments and Contingencies, page F-35

66.	Please expand your disclosures for your accounting policy for loss contingencies to also provide the disclosures required by ASC 450-20-50.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-55 of Amendment No. 1.

67.	Please provide the disclosures required by ASC 460-10-50-7 through 50-8 for your product warranties.

The Company acknowledges the Staff’s comment and advises the Staff that the disclosure requirements of ASC 460-10-50-7 through 50-8 are not material to the Company’s results of operations. Specifically, the Company’s warranty experience for sold units has been insignificant in the past and the Company’s product warranty is an insignificant liability.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

Note 15. Operating Segments, page F-35

68.	Please expand your disclosure to explain why asset information is not reported to your CODM as required by ASC 280-10-50-26.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-57 of Amendment No. 1.

Note 16. Selected Quarterly Financial Data (Unaudited), page F-37

69.	Please expand your presentation to include gross profit in accordance with Item 302(a)(1) of Regulation S-K.

The Company acknowledges the Staff’s comment and notes that it considered the requirements of Item 302(a)(1) of Regulation S-K and respectfully concluded that the inclusion of gross profit would not be meaningful to the users of its financial statements as the Company does not disclose gross profit on the statement of operations and comprehensive loss. The Company has disclosed on the statement of operations and comprehensive loss that the cost of revenues line items (cost of gaming operations and cost of equipment sales) are exclusive of depreciation and amortization. The Company believes that providing gross profit in the selected quarterly financial data will be inconsistent with its presentation on the statement of operations and comprehensive loss. In addition, the Company notes that a significant number of its peers follow this approach in their public filings.

Item 15. Recent Sales of Unregistered Securities, page II-2

70.	Please update your disclosure to include your May 29, 2015 issuance of 4,931,529 shares to your controlling shareholder and all other sales of unregistered securities that have occurred within the past three years. See Item 701 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page II-3 of Amendment No. 1.

Item 16. Exhibits and Financial Statement Schedules., page II-3

71.	Please file as exhibits all contracts representing material debt agreements, including the Amaya Seller Note. See Items 601(b)(4) and 601(b)(10) of Regulation S-K.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page II-3–II-4 of Amendment No. 1. The Company also notes the Staff’s separate reference to the Amaya Seller Note but has not added an exhibit regarding the Amaya Seller Note since all amounts outstanding under the Amaya Seller Note were repaid, and the note was terminated, on June 6, 2017.

72.	We note your disclosure of lock-up agreements entered into with Apollo and their affiliates, certain of your shareholders and your officers and directors. Please file as exhibits all such agreements. See Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page II-4 of Amendment No. 1.

*    *    *

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2017

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3055.

Sincerely,

/s/ Monica K. Thurmond
Monica K. Thurmond

cc:	Chris Kaoutzanis
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Victor J. Gallo
AP Gaming Holdco, Inc.

Kimo Akiona
AP Gaming Holdco, Inc.